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                             November 18, 2022

       Anthony DiSilvestro
       Chief Financial Officer
       Mattel Inc.
       333 Continental Blvd.
       El Segundo, CA 90245

                                                        Re: Mattel, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Period Ended September 30, 2022
                                                            File No. 001-05647

       Dear Anthony DiSilvestro:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 1. Business, page 4

   1. We note that in 2020, you launched your e-commerce platform, Mattel Creations. Please tell us your
consideration for disclosing information about this platform including financial information
as well as any risk factors regarding this platform. For example, we note that you offer
paid annual memberships and related merchandise on this platform as well as limited edition
and exclusive product sales. Describe the accounting for these memberships and
exclusive sales, including at a segment level, and revise your disclosures to the
extent material.
   2. We note your disclosure that you plan to expand your entertainment offerings which includes various
sources of digital content and digital experiences. Please describe and expand your disclosures
to the extent material, the associated cost structure for your specific entertainment
offerings including your accounting policy for these costs.
                                                        Additionally, describe
any other associated revenues from these offerings including
 Anthony DiSilvestro
FirstName
Mattel Inc. LastNameAnthony DiSilvestro
Comapany 18,
November    NameMattel
                2022    Inc.
November
Page 2      18, 2022 Page 2
FirstName LastName
         advertising revenues, if applicable.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates, page 39

3. We note your discussion of critical accounting estimates that are more significantly affected by judgments and estimates. Please quantify and provide an analysis
         of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please revise to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Refer to Item 303(b)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition and Sales Adjustments, page 59

4. Please revise your disclosures to explain the typical billing and payment terms under your contracts and how the differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded. Further, to the extent material, please disclose the amounts of contract assets and liabilities and the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8 and
         50-9.
Form 10-Q for the Period Ended September 30, 2022

Notes to Consolidated Financial Statements
5. Goodwill and Intangible Assets, Net
Goodwill, page 10

5. We note that in the third quarter of 2022, you performed a qualitative assessment to determine whether it was more likely than not that the book value of you reporting units exceeded the fair value and it was determined that goodwill was not impaired. We further note that net sales and gross billings decreased for certain of your segments including your
         American Girl segment. Please tell us how you considered the factors pursuant to ASC
         350-20-35-3 in determining that further impairment testing was not necessary given the decreases. Additionally, please tell us if the fair values of each of your reporting units are substantially in excess of their carrying values.
 Anthony DiSilvestro
Mattel Inc.
November 18, 2022
Page 3
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

6. We note your discussion of gross billings and changes from period to period which is extensive and you do not include a similar discussion of changes in the U.S. GAAP net sales line. We note a similar discussion in your 10-K filing. We also note that you reconcile your gross billings to the U.S. GAAP net sales amount. Please revise to provide a detailed discussion of significant changes in your GAAP net sales for each respective period. Refer to Rule 303(b) and (c) of Regulation S-K. Further, consider whether it is appropriate to include a reconciliation of gross billings to U.S. GAAP net sales if the presentation of gross billings is meant to represent a metric instead of a non-GAAP measure. If it is a non-GAAP measure, please tell us how it is consistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
7. We note your discussion of financial results that qualitatively discuss multiple factors that impacted changes in your financial statement line items from period to period. We note a similar discussion in your 10-K filing. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b)
         of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Kevin Woody at
(202) 551-3629
with any questions.



FirstName LastNameAnthony DiSilvestro                           Sincerely,
Comapany NameMattel Inc.
                                                                Division of
Corporation Finance
November 18, 2022 Page 3                                        Office of
Manufacturing
FirstName LastName